EXHIBIT

Agreement of Joint Filing

The Reporting persons agree that a single Schedule 13G (and any amendment thereto) relating to the Common Shares of Beneficial Interest of Park Hotels & Resorts, Inc. shall be filed on behalf of each Reporting Persons.

November 26, 2025

RM TRADING OF FLORIDA LLC

By: Mark Paley

Mark S. Paley, Manager

November 26, 2025

Mark Paley

Mark S. Paley

November 26, 2025

Roger J. Beit